UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  [000-50760]

Sancon Resources Recovery, Inc.

(Exact name of registrant as specified in its charter)

No 2 Yinqing Lu, Songjiang District, Shanghai, China, 201615 (+86) 21 67756099
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]

Rule 12g-4(a)(2)	[ ]

Rule 12h-3(b)(1)(i)	[ ]

Rule 12h-3(b)(1)(ii)	[ ]

Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  580

Explanatory Note:

Sancon Resources Recovery, Inc. (the “Company”) is filing this Form 15/A for the purpose of withdrawing the Form 15 filed by the Company with the Securities and Exchange Commission (“SEC”) on November 14, 2011, because the Company has more than five hundred shareholders of record.

Pursuant to the requirements of the Securities Exchange Act of 1934 Sancon Resources Recovery, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 07, 2011	By:	/s/ Jack Chen
Jack Chen CEO